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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             GIBSON GREETINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                           GRANITE ACQUISITION CORP.
                                      AND
                         AMERICAN GREETINGS CORPORATION
                                   (BIDDERS)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
        (INCLUDING ASSOCIATED SERIES B PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   374827103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JON GROETZINGER, JR., ESQ.
                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO 44114
                                 (216) 252-7300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                              LYLE G. GANSKE, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                         Amount of Filing Fee**
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                 $186,034,917                                     $37,207
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

 * Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $10.25, the amount offered for each share of common stock, par value $0.01 per share (the "Shares"), of Gibson Greetings, Inc., by the sum of (i) 15,846,663, representing all of the Shares that were issued and outstanding as of October 29, 1999, and (ii) 2,303,085, representing all of the Shares that may be issued upon the exercise of all outstanding options to purchase Shares.

** 1/50th of 1% of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                            FILING PARTY:
FORM OR REGISTRATION NO.:                            DATE FILED:

                               PAGE 1 OF 6 PAGES
                      (EXHIBIT INDEX IS LOCATED ON PAGE 6)
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     This Tender Offer Statement on Schedule 14D-1 is filed by American
Greetings Corporation ("Parent") and Granite Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock (the "Shares") of Gibson Greetings, Inc. (the "Company"), and the associated Series B Preferred Stock Purchase Rights (the "Rights"), issued pursuant to the Rights Agreement, dated September 8, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $10.25 per Share (and associated Right), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated November 9, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Gibson Greetings, Inc. The address of its principal executive offices is 2100 Section Road, Cincinnati, Ohio 45237. The telephone number of the Company at such location is (513) 841-6600.

     (b) The information set forth on the cover page and under "Introduction" in the Offer To Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer To Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer To Purchase is incorporated herein by reference.

     (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer To Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") and in Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

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     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the
Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer To Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

     (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") of the Offer To Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

     (e) To the knowledge of Parent and Purchaser, no legal proceedings relating to the Offer and the Merger required to be disclosed in Item 10(e) of Schedule 14D-1 are pending or have been instituted.

     (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)  Offer To Purchase, dated November 9, 1999
(a)(2)  Letter of Transmittal
(a)(3)  Notice of Guaranteed Delivery
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees
(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
(a)(7)  Form of Summary Advertisement, dated November 9, 1999
(a)(8)  Text of Joint Press Release of Amber and Granite, dated
        November 3, 1999

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
(b)     Not applicable
(c)(1) Agreement and Plan of Merger, dated as of November 2, 1999, among American Greetings Corporation, Granite Acquisition
        Corp. and Gibson Greetings, Inc.
(c)(2)  Confidentiality Agreement, dated October 29, 1998, between
        American Greetings Corporation and Gibson Greetings, Inc.
(c)(3)  Standstill Agreement, dated October 26, 1998, between
        American Greetings Corporation and Gibson Greetings, Inc.
(d)     Not applicable
(e)     Not applicable
(f)     Not applicable

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1999
                                            GRANITE ACQUISITION CORP.

                                            By: /s/ MORRY WEISS
                                              ----------------------------------
                                              Name: Morry Weiss
                                              Title:  President

                                            AMERICAN GREETINGS CORPORATION

                                            By: /s/ MORRY WEISS
                                              ----------------------------------
                                              Name: Morry Weiss
                                              Title:  Chairman and Chief
                                                Executive Officer

                                        5
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                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------
(a)(1)   Offer To Purchase, dated November 9, 1999
(a)(2)   Letter of Transmittal
(a)(3)   Notice of Guaranteed Delivery
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9
(a)(7)   Form of Summary Advertisement, dated November 9, 1999
(a)(8)   Text of Joint Press Release of Amber and Granite, dated
         November 3, 1999
(c)(1)   Agreement and Plan of Merger, dated as of November 2, 1999, among American Greetings Corporation, Granite Acquisition
         Corp. and Gibson Greetings, Inc.
(c)(2)   Confidentiality Agreement, dated October 29, 1998, between
         American Greetings Corporation and Gibson Greetings, Inc.
(c)(3)   Standstill Agreement, dated October 26, 1998, between
         American Greetings Corporation and Gibson Greetings, Inc.

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